SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Peerless Systems Corporation
(Name of Issuer)

Common Stock $.001 Par Value
(Title of Class of Securities)

705536100
(CUSIP Number)

North Star Investment Management Corporation
Civic Opera Building
20 N. Wacker Drive #1416
Chicago, Il  60606
Phone:  312-580-0906
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2010
(Date of Event Which Requires Filing of This Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

_____________________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, seethe Notes).

CUSIP No. 705536100	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NORTH STAR INVESTMENT MANAGEMENT CORP. I.R.S. 36-4467498
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 285,647(1)
	8	SHARED VOTING POWER 62,375(2)
	9	SOLE DISPOSITIVE POWER 285,647(1)
	10	SHARED DISPOSITIVE POWER 62,375(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,016(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON* CO

(1)	Includes 285,647 shares directly owned by the Kuby-Gottlieb Special Value Fund LP (“Special Value Fund”) of which North Star Investment Management Corporation (“NSIMC”) is the investment manager.
(2)	Includes 62,375 shares held in accounts managed by NSIMC.

CUSIP No. 705536100	13D	Page 3 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KUBY-GOTTLIEB SPECIAL VALUE FUND LP IRS NO. 36-3720221
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 285,647
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 285,647
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 705536100	13D	Page 4 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ERIC KUBY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 348,016(3)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 348,016(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,016(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON* IN

(3)
Includes 285,647 shares directly owned by the Special Value Fund, of which NSIMC is the investment manager.  Includes 62,375 shares held in accounts managed by NSIMC. Mr. Kuby may be deemed to beneficially own such shares because he is the Chief Investment Officer and a member of the investment committee of NSIMC.  Mr. Kuby disclaims beneficial ownership of such shares.

Item 1. Security and Issuer.

This statement relates to shares of the Common Stock, par value $.001 (the “Common Stock”), of Peerless Systems Corporation (“Peerless” or the “Company”). The address of the principal executive offices of the Company is 2361 Rosecrans Ave, Suite 440, El Segundo, CA 90245.

Item 2. Identity and Background.

This statement is filed by North Star Investment Management Corporation, a Delaware corporation primarily engaged in investment advisory services, Kuby Gottlieb Special Value Fund LP, an Illinois limited partnership, which offers advice with respect to the purchase of interests of KGSVF, which invests primarily in micro-cap value securities and Eric Kuby, the Chief Investment Officer and a member of the investment committee of NSIMC and a director of Peerless (collectively, the “Reporting Persons”).  KGSVF is an affiliated broker dealer of NSIMC.

The principal business address of each of the Reporting Persons is c/o NSIMC, Civic Opera Building, 20 N. Wacker Drive #1416, Chicago, Il  60606.

See Exhibit A for information concerning the executive officers and directors of NSIMC and the general partners of Special Value Fund. None of such persons, during the past five years, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, none of such persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws. Each of such persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the shares of Common Stock set forth herein was $803,645.88.  All shares owned by the Special Value Fund were acquired with the fund’s working capital. All shares held in NSIMC’s accounts were purchased with funds from such accounts.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities set forth herein because they are viewed as an attractive investment.  Based upon their evaluation of the Company’s financial condition, market conditions, and other factors they may deem material, each of them may seek to acquire additional shares of Common Stock in one or more open market or private transactions, dispose of all or any portion of the securities currently owned or take any other action set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Eric Kuby has been a director of the Company since November 11, 2010.  In 2008, the Company sold substantially all of its assets and announced that it was pursuing one or more transactions to enhance stockholder value, which could include any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Each of the Reporting Persons may, at any time and from time to time, review, reconsider and discuss with Peerless’s board of directors and management, their position in Peerless. Each of the Reporting Persons also reserves the right to change his plans or intentions with respect to the Company at any time.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of Common Stock reported owned by each person named herein is based upon 3,357,519 shares outstanding.

(b) As of the date hereof, the Reporting Persons beneficially own an aggregate of 358,016 shares of Common Stock, representing approximately 10.3% of the outstanding shares of Common Stock.  Each Reporting Person disclaims beneficial ownership of, and has excluded from the aggregate number of shares shown as beneficially owned by it, shares of Common Stock deemed to be beneficially owned by the group solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

Mr. Kuby, a director of the Company, may be deemed to beneficially own the shares set forth herein because he is the Chief Investment Officer and a member of the investment committee of NSIMC and a director of Peerless.  Mr. Kuby disclaims beneficial ownership of such shares.

Except as otherwise set forth herein, each of the Reporting Persons has the sole power to vote and dispose of the shares of Common Stock directly owned by such person.

(c)  The Reporting Persons did not engage in any transactions in the Common Stock in the last 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

A.	Information concerning directors and officers of NSIMC and general partners of Special Value Fund
B.	Joint Filing Agreement by and among NSIMC, Special Value Fund and Eric Kuby, dated November 22, 2010.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2010

NORTH STAR INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Eric Kuby
Name: Eric Kuby
Title: Chief Investment Officer

KUBY-GOTTLIEB SPECIAL VALUE FUND LP

By:	/s/ Eric Kuby
Name: Eric Kuby
Title: President

/s/ Eric Kuby
ERIC KUBY

Exhibit A

Directors and Executive Officers of NSIMC

Name	Title	Citizenship
Peter D. Gottlieb	Director; President	USA

Eric C. Kuby	Director; Chief Investment Officer	USA

Mary Anne Lazowski	Director of Client Relations	USA

Peter G. Contos II	Chief Compliance Officer	USA

Bradley E. Cohen	Portfolio Manager	USA

General Partners of Special Value Fund

Name	Citizenship
Eric C. Kuby	USA

Peter D. Gottlieb	USA

EXHIBIT B

AGREEMENT OF JOINT FILING
PEERLESS SYSTEMS CORPORATION
COMMON STOCK

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 22nd day of November, 2010.

NORTH STAR INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Eric Kuby
Name: Eric Kuby
Title: Chief Investment Officer

KUBY-GOTTLIEB SPECIAL VALUE FUND LP

By:	/s/ Eric Kuby
Name: Eric Kuby
Title: President

/s/ Eric Kuby
ERIC KUBY